Exhibit 8.1
The Lion Electric Company
List of Subsidiaries

The following is a list of the subsidiaries of The Lion Electric Company as at December 31, 2021:

Subsidiary	Jurisdiction of Incorporation	Ownership percentage
Lion Electric Holding USA Inc.	Delaware	100%
Northern Genesis Acquisition Corp.(1)	Delaware	100%
The Lion Electric Co. USA Inc.(1)	Delaware	100%
Lion Electric Manufacturing USA Inc.(1)	Delaware	100%
Lion Electric Finance Canada Inc.	Quebec	100%
Lion Electric Finance USA Inc.(1)	Delaware	100%
(1) The Lion Electric Company holds indirectly all of the voting securities of Northern Genesis Acquisition Corp., The Lion Electric Co USA Inc., Lion Electric Manufacturing USA Inc. and Lion Electric Finance USA Inc. through Lion Electric Holding USA Inc., its wholly-owned subsidiary.